FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2018

Commission file number: 000-29884

EVIATION AIRCRAFT LTD.
(Translation of Registrant’s Name into English)

2 Ha'Ofeh Street, Kadima-Tzoran, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Eviation Aircraft Ltd.

Annual General Meeting

Eviation Aircraft Ltd. (the “Company”) hereby announces that at its 2018 Annual General Meeting of Shareholders held at the Company’s offices today, December 31, 2018 (the “Meeting”) the following proposed resolutions were adopted:

1.	To re-elect Ms. Orit Stav and Mr. Aviad Pundak-Mintz for second terms as external directors, to hold office for 3 years, commencing on their respective date of re-election.

2.	To approve the compensation of the Company’s external directors and our independent director.

3.	To approve and adopt a Compensation Policy for the Company’s directors and officers.

4.	To approve the grant of equity awards to the Company’s non-executive directors.

5.	To approve the compensation package of the Company’s CEO (including grant of options).

6.	To approve the compensation package of the Company’s Chairman (including grant of options).

7.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2018 fiscal year and for such additional period until the next annual general meeting of the shareholders of the Company.

The Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2017 were presented and reviewed.

Additional information and a description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on November 21, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eviation Aircraft Ltd.
(Registrant)

By:	/s/ Omer Bar-Yohay
Omer Bar-Yohay
Chief Executive Officer

Dated: December 31, 2018